PAMPA ENERGÍA ANNOUNCES EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS FOR OCTOBER 2nd, 2018.

Pampa Energía S.A. informs that it has conveyed an Extraordinary Shareholders’ Meeting for October 2nd, 2018, at 11:00 a.m. at its registered office, located in Maipú 1, Buenos Aires City, to consider the capital reduction by way of cancellation of the Company´s shares that the Company holds in virtue of the repurchases of shares carried out since April, 2018. The capital reduction will allow the Company to continue with further repurchases of its own shares in the market, if eventually considered convenient, with the main objective of contributing to the reduction of the gap between the Company’s assets fair value and the quoted price from the stock exchange. Therefore, the agenda will be as follows:

1)         Appointment of two shareholders to approve and sign the Minutes of the Meeting.

2)         Consideration of the capital reduction and cancellation of up to 202.885.800 book-entry, ordinary shares, of a nominal value of AR$ 1 each and carrying one vote per share that the Company actually holds in virtue of the repurchase plans approved by the Board of Directors Meetings held on April 27th and June 22nd, 2018.

3)         Authorizations to be granted for the performance of proceedings and filing of documents as necessary to obtain the relevant registrations.

NOTE 1: The Shareholders shall be required to submit certificates evidencing the account balance of book-entry shares respectively held by them, issued for this purpose by Caja de Valores S.A., to the office located at Maipú 1, Ground Floor, Autonomous City of Buenos Aires, on any business day, from 10:00 a.m. to 05:00 p.m., no later than September 27th, 2018.

NOTE 2: In accordance with the Rules of the Argentine Securities Commission, as restated in 2013, the following details must be informed by the shareholders upon their registration for purposes of attendance at the meeting: first and last names or full corporate name; type and number of identity document if the shareholder is a natural person, or the details of corporate registration if the shareholder is a legal entity, expressly specifying the registry where it has been registered and the jurisdiction thereof; their domicile, specifying the nature thereof. The same details must be provided by any persons attending the Meeting as proxies for any shareholders.

NOTE 3: Shareholders are reminded that, in accordance with the Rules of the Argentine Securities Commission, as restated in 2013, when a shareholder is a legal entity, (i) it shall be required to provide the names of the final beneficiaries holding the shares that represent the capital stock of such entity and the number of shares that will be voted; to such an effect, the first and last names, nationality, real domicile, date of birth, DNI [National Identity Document] or Passport number, CUIT [Taxpayer Identification Number], CUIL [Employee Identification Number] or any other form of tax identification and occupation must be provided, and (ii) in the case of companies organized abroad, any proxies appointed to vote at the Meeting shall have been duly registered with the applicable Public Registry under Section 118 or 123 of the Business Companies Law.

NOTE 4: Shareholders are kindly requested to arrive not less than 15 minutes before the time set for the Meeting to be held.

Sincerely,

María Agustina Montes

Head of Market Relations